SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          SCHEDULE 13D/A

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)*

                         PACER TECHNOLOGY
                         (Name of Issuer)

                    COMMON STOCK, NO PAR VALUE
                  (Title of Class of Securities)

                             693905101
                          (CUSIP Number)

                        WILLIAM B. MASTERS
                     JONES, WALKER, WAECHTER,
               POITEVENT, CARRE`RE & DENE`GRE, L.L.P.
                      201 ST. CHARLES AVENUE
                       NEW ORLEANS, LA 70170
                          (504) 582-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           APRIL 7, 1999
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of <section><section>240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box <square>.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See <section>240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.:  693905101

     1)   Names of Reporting Persons. . . . . . . . . . . Talisman Capital Ltd.
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a  Member  of a Group (See Instructions)
          (a)..................................................           _____
          (b)..................................................           _____

     3)   SEC Use Only.........................................

     4)   Source of Funds (See Instructions)...................              OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)................................           _____

     6)   Citizenship or  Place of Organization.....     British Virgin Islands


 Number of     (7)  Sole Voting Power..........................               0
  Shares
  Bene-        (8)  Shared Voting Power........................       1,029,500
 ficially
 Owned by      (9)  Sole Dispositive Power.....................
   Each
Reporting      (10)  Shared Dispositive Power..................       1,029,400
  Person
   With

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person.....................................       1,029,400

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)...........          ______

     13)  Percent of Class Represented by Amount
          in Row 11............................................           6.45%

     14)  Type of Reporting Person (See Instructions)..........              CO


CUSIP No.:  693905101

     1)   Names of Reporting Persons..................... Talisman Capital Inc.
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a).................................................            _____
          (b).................................................            _____

     3)   SEC Use Only........................................

     4)   Source of Funds (See Instructions)..................               OO

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)...............................            _____

     6)   Citizenship or Place of Organization ...............         Delaware

 Number of     (7)  Sole Voting Power.........................                0
  Shares
Bene-          (8)  Shared Voting Power.......................     1,029,400(1)
 ficially
 Owned by      (9)  Sole Dispositive Power....................                0
Each
Reporting      (10)  Shared Dispositive Power.................     1,029,400(1)
  Person
   With

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person....................................     1,029,400(1)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)..........           ______

     13)  Percent of Class Represented by Amount
          in Row 11...........................................            6.45%

     14)  Type of Reporting Person (See Instructions).........               CO


CUSIP No.:  693905101

     1)   Names of Reporting Persons........................... Geoffrey Tirman
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)..................................................           _____
          (b)..................................................           _____

     3)   SEC Use Only.........................................

     4)   Source of Funds (See Instructions)...................              OO

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)................................           _____

     6)   Citizenship or Place of Organization.................   United States


 Number of     (7)  Sole Voting Power..........................               0
  Shares
   Bene-       (8)  Shared Voting Power........................    1,039,400(2)
 ficially
 Owned by      (9)  Sole Dispositive Power.....................               0
   Each
Reporting      (10)  Shared Dispositive Power..................    1,039,400(2)
  Person
   With




11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person.........................................     1,039,400(2)

12)  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)...............           ______

13)  Percent of Class Represented by Amount
     in Row 11................................................            6.52%

14)  Type of Reporting Person (See Instructions)..............               IN


(1)  Solely in its capacity as the investment manager of Talisman Capital Ltd.
(2) With respect to 1,029,400 shares of Common Stock, solely in his capacity as the sole stockholder of Talisman Capital Inc., and with respect to 10,000 shares of Common Stock, solely in his capacity of the trustee of the Tirman's Children's Trust u/a dated September 9, 1997 (the "Trust").

           AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

     Reference is made to the Statement on Schedule 13D (the "Statement") filed by Talisman Capital Ltd., a corporation formed under the the laws of the British Virgin Islands ("Talisman"), Talisman Capital Inc., a Delaware corporation (the "Investment Manager"), and Geoffrey Tirman (together with Talisman and the Investment Manager, the "Reporting Persons") as an amendment to the initial Statement on Schedule 13D relating to shares of common stock, no par value (the "Common Stock"), of Pacer Technology (the "Issuer") as filed with the Securities and Exchange Commission on March 18, 1999 (as amended, the "Statement"). The Statement is hereby amended and supplemented as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby supplemented and amended in its entirety to read as follows:

     Because the Investment Manager is the sole investment manager with regard to Talisman's assets, the Investment Manager may be deemed to beneficially own the shares of Common Stock beneficially owned by Talisman. Because Geoffrey Tirman is the sole stockholder of the Investment Manager, he may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by the Investment Manager. Because he is the trustee of the assets of the Trust, Geoffrey Tirman may be deemed to beneficially own the shares of Common Stock owned by the Trust. Geoffrey Tirman and the Investment Manager disclaim beneficial ownership of the Common Stock beneficially owned by Talisman except to the extent of their actual individual pecuniary interest therein.

     Based upon the information contained in the Issuer's Form 10-Q for the quarter ended December 31, 1998 that there were 15,939,475 shares of Common Stock issued and outstanding as of December 31, 1998, the Investment Manager and Talisman may be deemed to own 6.45% of the outstanding shares of Common Stock, and Geoffrey Tirman may be deemed to own 6.52% of the outstanding shares of Common Stock.

     The Investment Manager, as the manager of the assets of Talisman, has the right to direct the vote of and dispose of the Common Stock beneficially owned by Talisman. Geoffrey Tirman, as the sole stockholder of the Investment Manager, has the right to direct the vote of and dispose of the Common Stock deemed beneficially owned by the Investment Manager. Geoffrey Tirman, as the trustee of the assets of the Trust, has the right to direct the vote and dispose of the Common Stock owned by the Trust.

     Following is a list of the transactions by the Reporting Persons in Common Stock within the past sixty days:

DATE           TRANSACTION    NO. OF SHARES       PRICE/SHARE

2/26/99        Purchase         2,500             $1.249
3/10/99        Purchase        37,500             $1.126
3/12/99        Purchase         5,000             $1.155
3/15/99        Purchase        48,600             $1.155
3/16/99        Purchase        31,100             $1.1428
3/23/99        Purchase        42,400             $1.2739
3/25/99        Purchase        15,000             $1.1550
3/26/99        Purchase         1,000             $1.1550
3/29/99        Purchase        73,000             $1.1274
4/7/99         Purchase        40,500             $1.0400


                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 9, 1999     TALISMAN CAPITAL LTD.


                              By:  TALISMAN CAPITAL INC.

                                   By:  /s/ Geoffrey Tirman
                                       ------------------------
                                        Name:  Geoffrey Tirman
                                        Title: Chief Executive Officer


                              TALISMAN CAPITAL INC.


                              By:  /s/ Geoffrey Tirman
                                   -----------------------
                              Name:  Geoffrey Tirman
                              Title: Chief Executive Officer



                              /s/ Geoffrey Tirman
                              -----------------------
                              GEOFFREY TIRMAN